


Maxis Communications Berhad
(158400-V)

Aras 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia

P.O. Box 13447
50180 Kuala Lumpur
Malaysia

Tel :(603) 2330 7000
Fax :(603) 2330 0008

22 May 2006



Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: MAXIS COMMUNICATIONS BERHAD
Rule 12g3-2(b) Exemption Status

File No: 082 - 34780

SUPPL

Ladies and Gentlemen:

We refer to the above matter and enclose herewith the following documents for your kind attention:-

Item (1)
An update to Annex B as attached to the abovementioned letter for the period from 16 April 2006 to 15 May 2006, pursuant to Rule12g3-2(b)(1)(ii) of the Securities Exchange Act. The list sets forth the information that the Company has filed with the Bursa Malaysia Securities Berhad and which is made public by such exchange.

Item (2)
All forms lodged at the Companies Commission of Malaysia for the period from 16 April 2006 to 15 May 2006.

In the event of any questions or requests for additional information, the Commission may contact:

The Company Secretary
Maxis Communications Berhad
Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia
Tel : 603-2330 6090
Fax : 603-2330 0590

Very truly yours,

Dato' Jamaludin bin Ibrahim
Director

Dipak Kaur
Secretary

c.c. Mr. Chris Holland

Singap-1/51421/01



Annex B

Disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(i) since 6 September 2002

NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
Announcement to Bursa Malaysia Securities Berhad ("Bursa Securities")			
1. Listing Circular - Maxis Employee Share Option Scheme	19 April 2006 02 May 2006 11 May 2006 16 May 2006	Bursa Securities Listing Requirements	A
2. General Announcement	21 April 2006 26 April 2006 05 May 2006 09 May 2006	Bursa Securities Listing Requirements	B
3. Notice of Book Closure	09 May 2006 10 May 2006	Bursa Securities Listing Requirements	C
4. Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965 a) Dato' Jamaludin bin Ibrahim	08 May 2006	Bursa Securities Listing Requirements	D
5. Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965 a) Tun Haji Muhammad Hanif bin Omar	11 May 2006	Bursa Securities Listing Requirements	E

APPENDIX A

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 36158 OF 2006

Company Name	: **MAXIS COMMUNICATIONS BERHAD**
Stock Name	: **MAXIS**
Date Announced	: **19/04/2006**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 144,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Friday, 21 April 2006.**

LISTING'S CIRCULAR NO. L/Q : 36372 OF 2006 082-34780

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **02/05/2006**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 346,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Thursday, 4 May 2006.**

LISTING'S CIRCULAR NO. L/Q : 36590 OF 2006

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **11/05/2006**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 239,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Wednesday, 17 May 2006.**

LISTING'S CIRCULAR NO. L/Q : 36665 OF 2006

082-34780

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **16/05/2006**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 84,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Thursday, 18 May 2006.**

APPENDIX B

General Announcement
Reference No **MC-060421-61938**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**21/04/2006**

Type	:	**Announcement**
Subject	:	**Notification pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities") of dealing in the shares of the Company outside closed period**

Contents :

Maxis Communications Berhad ("Maxis" or "the Company") having received a notification on 21 April 2006 pursuant to Paragraph 14.09(a) of the Listing Requirements from Ms. Dipak Kaur, (deemed as a Principal Officer of the Company for the purpose of Chapter 14 of the Listing Requirements), do hereby notify Bursa Securities of her dealings in the securities of the Company as set out below:-

The disposal of 40,000 ordinary shares of RM0.10 each (representing 0.0016% of the issued share capital) at RM8.95 each on 19 April 2006 ("the Disposal").

Upon the Disposal, the total number of shares held by Ms. Dipak Kaur is 13,000 ordinary shares of RM0.10 each (representing 0.0005% of the issued share capital).

This announcement is dated 21 April 2006.

General Announcement
Reference No **MC-060426-62784**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**26/04/2006**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("MAXIS" or the "Company")** **PT NATRINDO TELEPON SELULER (NTS), A 51% SUBSIDIARY OF MAXIS** **(reference to Company's announcement dated 22 February 2006)**

Contents :

The Departemen Komunikasi and Informatika, Direktorat Jenderal Pos dan Telekommunikasi ("the Ministry"), of Indonesia had issued on 8 February 2006, a Ministerial Decree on the allocation of 3G spectrum and the basis upon which the spectrum fee would be calculated which now require all operators to pay an upfront fee as well as an ongoing annual fee. The fee to be paid by operators without allocated spectrum was determined on 14 February 2006 through a bidding exercise.

Consequently on 25 April 2006, the Ministry has confirmed the following:

1. The payment of the upfront fees of IDR 320 billion (equivalent to RM131 million) for 1 block of 2x5 MHz Moda Frequency Duplex Division (FDD) and IDR 160 billion (equivalent to RM65 million) for 1x5 MHz Moda Time Division Duplex (TDD) will be deferred to 31 January 2008. The fees payable will also be subjected to interest based on the average Bank of Indonesia interest rate.

2. The annual fee for 1 block of 2x5 MHz FDD and 1x5 MHz of TDD is IDR 160 billion (equivalent to RM65 million) and IDR 80 billion (equivalent to RM32.5 million) respectively. NTS is allowed to make payments under a structured deferred payment scheme, subject to interest based on the average Bank of Indonesia interest rate. The first annual fee of IDR 32 billion (equivalent to RM13 million) for 1 block of 2x5 MHz FDD and IDR 16 billion (equivalent to RM6.5 million) for 1x5 MHz of TDD under this deferred payment scheme is to be paid by 10 May 2006.

3. NTS is entitled to a second contiguous block of 2x5MHz FDD after 1 January 2008 subject to the condition that it has settled all 3G fees and fulfils its commitment to construct the telecommunication network based on the development plan approved by the Indonesian government.

This announcement is dated 26 April 2006

General Announcement
Reference No **MM-060505-38639**

Submitting Merchant Bank	:	RHB SAKURA MERCHANT BANKERS BERHAD
Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	05/05/2006

Type : **Announcement**

Subject : **Maxis Communications Berhad ("Maxis" or the "Company")**
(i) Proposed renewal of the existing shareholders' mandate for recurrent related party transactions of a revenue or trading nature and the proposed shareholders' mandate for additional categories of recurrent related party transactions of a revenue or trading nature;
(ii) Proposed offer and grant of options to Dato' Jamaludin bin Ibrahim, the Chief Executive Officer and an Executive Director of Maxis to subscribe for up to a maximum of 1,000,000 ordinary shares of RM0.10 each in Maxis under the Employee Share Option Scheme at a price to be determined in accordance with the provisions of its Bye-Laws; and
(iii) Proposed determination of amount of fees of the Non-Executive Directors for the year to end on 31 December 2006 and each subsequent year at an aggregate of RM3.0 million per annum in accordance with Article 122 of Maxis' Articles of Association

(collectively referred to as "the Proposals")

Contents :

This announcement is released on behalf of Maxis.

Quote

Maxis wishes to announce that the Proposals will be tabled for the approval of shareholders at the forthcoming Extraordinary General Meeting to be convened. A Circular to Shareholders detailing the Proposals will be despatched to shareholders in due course.

This announcement is dated 5 May 2006.

Unquote

Reference No **MC-060509-65046** **082-34780**

Submitting Merchant Bank : **N/A**
Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **09/05/2006**

Type : **Announcement**
Subject : **MAXIS COMMUNICATIONS BERHAD ("MAXIS")**
- PT NATRINDO TELEPON SELULER("NTS"), A 51% SUBSIDIARY OF MAXIS

Contents :

We refer to the announcement dated 26 April 2006 in relation to the Ministerial Decree issued by the Departemen Komunikasi and Informatika, Direktorat Jenderal Pos dan Telekommunikasi ("the Ministry") on the allocation of the 3G spectrum.

The Board of Directors of Maxis wishes to announce the following updates:

1. NTS has paid IDR 32 billion (equivalent to RM13 million) towards the annual fee for 1 block of 2x5 MHz Frequency Division Duplex ("FDD") mode

2. Under the deferred payment scheme, NTS' payment for the upfront fees of IDR 320 billion (equivalent to RM128 million) for 1 block of 2x5 MHz FDD mode is payable by 31 January 2008 subject to interest based on the average Bank of Indonesia interest rate.

3. NTS has returned the 1x5 MHz Time Division Duplex ("TDD") mode and consequently will not be required to pay the upfront fees of IDR160 billion (equivalent to RM64 million) and the annual fee for the 1x5 MHz of TDD mode of IDR16 billion (equivalent to RM6.4 million).

This Announcement is dated 9 May 2006

Exemption File No.
082-34780

General Announcement
Reference No **MC-060508-40417**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**09/05/2006**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD NINETEENTH (19TH) ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING**

Contents :

Maxis Communications Berhad ("Maxis" or " the Company") is pleased to advise that the Nineteenth (19th) Annual General Meeting and Extraordinary General Meeting of the Company will be held on Thursday, 1 June 2006 at 10.00 a.m and 11.50 a.m respectively at:-

Sapphire Room, Level 1
Mandarin Oriental, Kuala Lumpur
Kuala Lumpur City Centre
50088 Kuala Lumpur
Malaysia

The notices of the said meetings are attached.

This announcement is dated 9 May 2006.

AGM 10.05.06.pdf EGM 10.05.06-final.pdf

MAXIS COMMUNICATIONS BERHAD

(158400 V)
(Incorporated in Malaysia)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Nineteenth (19th) Annual General Meeting of MAXIS COMMUNICATIONS BERHAD ("the Company") will be held on Thursday, 1 June 2006 at 10.00 a.m. at Sapphire Room, Level 1, Mandarin Oriental, Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia for the following purposes:

Agenda

1 To consider the Directors' Report and the Financial Statements for the financial year ended 31 December 2005 and the Auditors' Report thereon. ***Please refer to Note A.***

2 To declare a final gross dividend of 16.67 sen per ordinary share less Malaysian Income Tax at 28% for the financial year ended 31 December 2005. **Resolution 1**

3 To re-elect the following Directors who retire by rotation pursuant to Article 114 of the Company's Articles of Association:

(i) Y. A. M. Dato' Seri Syed Anwar Jamalullail **Resolution 2**
(ii) The Lord Killearn **Resolution 3**

4 To re-appoint Messrs. PricewaterhouseCoopers as Auditors of the Company and to authorise the Directors to fix their remuneration. **Resolution 4**

AS SPECIAL BUSINESS:
To consider and if thought fit, to pass the following Ordinary Resolution:-

5 **Authority to Issue Shares Pursuant to Section 132D of the Companies Act, 1965** **Resolution 5**
"THAT pursuant to Section 132D of the Companies Act, 1965, the Directors be and are hereby authorised to issue shares in the Company at any time until the conclusion of the next Annual General Meeting and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion, deem fit provided that the aggregate number of shares to be issued does not exceed ten per cent (10%) of the issued share capital of the Company for the time being, subject always to the approval of all the relevant regulatory bodies, if required, being obtained for such allotment and issue."

NOTICE OF DIVIDEND PAYMENT

NOTICE IS HEREBY GIVEN THAT subject to the approval of the shareholders at the Nineteenth (19th) Annual General Meeting to be held on Thursday, 1 June 2006, a final gross dividend of 16.67 sen per ordinary share less Malaysian Income Tax at 28% for the financial year ended 31 December 2005 will be paid on 16 June 2006 to Depositors registered in the Record of Depositors at the close of business on 2 June 2006.

A Depositor shall qualify for entitlement to the dividend only in respect of:

(a) shares transferred to such Depositor's securities account before 4.00 p.m. on 2 June 2006 in respect of transfers; and

(b) shares bought on Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of Bursa Malaysia Securities Berhad.

BY ORDER OF THE BOARD

DIPAK KAUR
LS 5204
Company Secretary

10 May 2006
Kuala Lumpur

NOTES:

A. This Agenda item is meant for discussion only as the provisions of Section 169(1) of the Companies Act, 1965 and the Company's Articles of Association do not require a formal approval of the shareholders and hence, is not put forward for voting.

Proxy

1. A member of the Company entitled to attend and vote at this meeting is entitled to appoint one or more proxies to attend and vote for him/her provided that the number of proxies appointed shall not be more than two except in the circumstances set out in note 4. A proxy need not be a member of the Company.
2. The instrument appointing a proxy shall:
   i) in the case of individual, be signed by the appointor or by his/her attorney; and
   ii) in the case of a corporation, be either under its common seal or signed by its attorney or by an officer on behalf of the corporation.
3. Where a member appoints more than one proxy the appointment shall be invalid unless he/she specifies the proportions of his/her holdings to be represented by each proxy.
4. Where a member of the Company is an authorised nominee, it may appoint at least one proxy in respect of each securities account it holds to which ordinary shares in the Company are credited. Each appointment of proxy by an authorised nominee shall be by a separate instrument of proxy which shall specify the securities account number and the name of the beneficial owner for whom the authorised nominee is acting.
5. The instrument appointing a proxy must be deposited at the registered office of the Company at Level 18, Menara Maxis, Kuala Lumpur City Centre, off Jalan Ampang, 50088 Kuala Lumpur, Malaysia not less than 48 hours before the time appointed for holding the meeting or adjourned meeting or in the case of a poll, not less than 24 hours, before the time appointed for the taking of the poll; otherwise the instrument of proxy shall not be treated as valid and the person so named shall not be entitled to vote in respect thereof. Fax copies of the duly executed form of proxy are not accepted.
6. A proxy may vote on a show of hands and on a poll. If the form of proxy is returned without an indication as to how the proxy shall vote on any particular matter the proxy may exercise his discretion as to whether to vote on such matter and if so, how.
7. The lodging of a form of proxy does not preclude a member from attending and voting in person at the meeting should the member subsequently decide to do so.

Toll Free Line

A toll free line has been set-up to attend to all queries from shareholders pertaining to the Form of Proxy and all other matters relating to the Nineteenth (19th) Annual General Meeting. The toll free number is **1800 828 001** and will be valid from 10 May 2006 till 7 June 2006.

EXPLANATORY NOTE ON SPECIAL BUSINESS:

Resolution pursuant to Section 132D of the Companies Act, 1965 (Resolution 5)
This Ordinary Resolution, if passed, is to give the Directors of the Company flexibility to issue and allot shares for such purposes as the Directors in their absolute discretion consider to be in the interest of the Company, without having to convene a general meeting subject to the limitation that the aggregate number of shares to be issued do not exceed ten per cent (10%) of the issued share capital of the Company for the time being. This authority will expire at the next Annual General Meeting of the Company or the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.


maxis.

www.maxis.com.my

MAXIS COMMUNICATIONS BERHAD

(Company No: 158400-V)
(Incorporated in Malaysia)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Maxis Communications Berhad ("Maxis" or "the Company") will be held at Sapphire Room, Level 1, Mandarin Oriental, Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur on Thursday, 1 June 2006, at 11.50 a.m. or at any adjournment thereof for the purpose of considering and, if thought fit, passing with or without modifications the following resolutions as Ordinary Resolutions:

ORDINARY RESOLUTION 1

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with ASTRO ALL ASIA NETWORKS plc and/or its affiliates

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with ASTRO ALL ASIA NETWORKS plc and/or its affiliates as specified in Appendix I of the Company's Circular to Shareholders dated 10 May 2006, provided that such transactions are necessary for the day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which the next annual general meeting is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(c) this resolution is revoked or varied by resolution passed by shareholders in general meeting,

whichever is the earliest,

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 2

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Tanjong Public Limited Company and/or its affiliates

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Tanjong Public Limited Company and/or its affiliates as specified in Appendix I of the Company's Circular to Shareholders dated 10 May 2006, provided that such transactions are necessary for the day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until :

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which the next annual general meeting is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(c) this resolution is revoked or varied by resolution passed by shareholders in general meeting,

whichever is the earliest.

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 3

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with MEASAT Satellite Systems Sdn Bhd

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with MEASAT Satellite Systems Sdn Bhd as specified in Appendix I of the Company's Circular to Shareholders dated 10 May 2006, provided that such transactions are necessary for the day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to MEASAT Satellite Systems Sdn Bhd than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until :

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which the next annual general meeting is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(c) this resolution is revoked or varied by resolution passed by shareholders in general meeting,

whichever is the earliest.

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 4

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Usaha Tegas Sdn Bhd and/or its affiliates

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Usaha Tegas Sdn Bhd and/or its affiliates as specified in Appendix I of the Company's Circular to Shareholders dated 10 May 2006, provided that such transactions are necessary for the day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until :

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which the next annual general meeting is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(c) this resolution is revoked or varied by resolution passed by shareholders in general meeting,

whichever is the earliest.

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 5

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Heitech Padu Berhad

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Heitech Padu Berhad as specified in Appendix I of the Company's Circular to Shareholders dated 10 May 2006, provided that such transactions are necessary for the day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to Heitech Padu Berhad than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which the next annual general meeting is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(c) this resolution is revoked or varied by resolution passed by shareholders in general meeting,

whichever is the earliest.

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 6

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Genting Berhad and/or its affiliates and Resorts World Berhad and/or its affiliates

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Genting Berhad and/or its affiliates and Resorts World Berhad and/or its affiliates as specified in Appendix I of the Company's Circular to Shareholders dated 10 May 2006, provided that such transactions are necessary for the day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which the next annual general meeting is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(c) this resolution is revoked or varied by resolution passed by shareholders in general meeting,

whichever is the earliest.

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 7

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with AmFinance Bhd and/or its affiliates

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with AmFinance Berhad and/or its affiliates as specified in Appendix I of the Company's Circular to Shareholders dated 10 May 2006, provided that such transactions are necessary for the day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which the next annual general meeting is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(c) this resolution is revoked or varied by resolution passed by shareholders in general meeting,

whichever is the earliest.

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 8

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Malayan Banking Berhad and/or its affiliates

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Malayan Banking Berhad and/or its affiliates as specified in Appendix I of the Company's Circular to Shareholders dated 10 May 2006, provided that such transactions are necessary for the day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which the next annual general meeting is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(c) this resolution is revoked or varied by resolution passed by shareholders in general meeting,

whichever is the earliest.

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 9

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with KLCC Property Holdings Berhad and/or its affiliates and KLCC (Holdings) Sdn Bhd and/or its affiliates

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with KLCC Property Holdings Berhad and/or its affiliates and KLCC (Holdings) Sdn Bhd and/or its affiliates as specified in Appendix I of the Company's Circular to Shareholders dated 10 May 2006, provided that such transactions are necessary for the day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which the next annual general meeting is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(c) this resolution is revoked or varied by resolution passed by shareholders in general meeting,

whichever is the earliest.

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 10

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with UMTS (Malaysia) Sdn Bhd

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with UMTS (Malaysia) Sdn Bhd as specified in Appendix I of the Company's Circular to Shareholders dated 10 May 2006, provided that such transactions are necessary for the day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to UMTS (Malaysia) Sdn Bhd than those generally available to the public and which are not detrimental to the minority shareholders of the Company. AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which the next annual general meeting is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(c) this resolution is revoked or varied by resolution passed by shareholders in general meeting,

whichever is the earliest.

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 11

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with PT Multipolar Corporation Tbk and PT Broadband Multimedia Tbk

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with PT Multipolar Corporation Tbk and PT Broadband Multimedia Tbk as specified in Appendix I of the Company's Circular to Shareholders dated 10 May 2006, provided that such transactions are necessary for the day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company. AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which the next annual general meeting is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(c) this resolution is revoked or varied by resolution passed by shareholders in general meeting,

whichever is the earliest.

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 12

Proposed offer and grant of options to Dato' Jamaludin bin Ibrahim, the Chief Executive Officer and an Executive Director of the Company pursuant to the Employee Share Option Scheme and contract of service

"THAT the Board of Directors is hereby authorised at any time, and from time to time during the period commencing from the date on which this resolution is passed ("the Approval Date") and expiring at the conclusion of the annual general meeting of the Company commencing next after the Approval Date or the expiration of the period within which the next annual general meeting of the Company is required by law to be held, to offer and grant to Dato' Jamaludin bin Ibrahim, the Chief Executive Officer and an Executive Director of the Company, in accordance with and subject to the provisions of the Bye-Laws governing the Company's Employee Share Option Scheme ("ESOS") and the terms of the contract of service between the Company and Dato' Jamaludin bin Ibrahim, option or options to subscribe for up to a maximum of 1,000,000 ordinary shares of RM0.10 each in the Company available under the ESOS."

ORDINARY RESOLUTION 13

Proposed determination of amount of fees of the Non-Executive Directors of the Company for the year to end on 31 December 2006 and for each subsequent year at an aggregate of RM3,000,000 per annum in accordance with Article 122 of the Company's Articles of Association

"THAT the fees of the Non-Executive Directors of the Company for the year to end on 31 December 2006 and for each subsequent year determined at an aggregate of RM3,000,000 per annum, to be divided amongst them in such manner as the Directors of the Company may agree, in accordance with Article 122 of the Company's Articles of Association be and is hereby approved."

BY ORDER OF THE BOARD

Dipak Kaur
Company Secretary
(LS5204)
10 May 2006

Notes:

1. A member of the Company entitled to attend and vote at this meeting is entitled to appoint one or more proxies to attend and vote for him/her provided that the number of proxies appointed shall not be more than two except in the circumstances set out in note 4. A proxy need not be a member of the Company.
2. The instrument appointing a proxy shall:
   i) in the case of individual, be signed by the appointor or by his/her attorney; and
   ii) in the case of a corporation, be either under its common seal or signed by its attorney or by an officer on behalf of the corporation.
3. Where a member appoints more than one proxy the appointment shall be invalid unless he/she specifies the proportions of his/her holdings to be represented by each proxy.
4. Where a member of the Company is an authorised nominee, it may appoint at least one proxy in respect of each securities account it holds to which ordinary shares in the Company are credited. Each appointment of proxy by an authorised nominee shall be by a separate instrument of proxy which shall specify the securities account number and the name of the beneficial owner for whom the authorised nominee is acting.
5. The instrument appointing a proxy must be deposited at the registered office of the Company at Level 18, Menara Maxis, Kuala Lumpur City Centre, off Jalan Ampang, 50088 Kuala Lumpur, Malaysia not less than 48 hours before the time appointed for holding the meeting or adjourned meeting or in the case of a poll, not less than 24 hours, before the time appointed for the taking of the poll; otherwise the instrument of proxy shall not be treated as valid and the person so named shall not be entitled to vote in respect thereof. **Fax copies of the duly executed form of proxy are not accepted.**
6. A proxy may vote on a show of hands and on a poll. If the form of proxy is returned without an indication as to how the proxy shall vote on any particular matter the proxy may exercise his discretion as to whether to vote on such matter and if so, how.
7. The lodging of a form of proxy does not preclude a member from attending and voting in person at the meeting should the member subsequently decide to do so.

TOLL FREE LINE

A toll free line has been set-up to attend to all queries from shareholders pertaining to the Form of Proxy and all other matters relating to this forthcoming Extraordinary General Meeting. The toll free number is 1800 828 001 and will be valid from 10 May 2006 to 7 June 2006.


maxis.

www.maxis.com.my

APPENDIX C

Entitlements (Notice of Book Closure)
Reference No **MC-060508-41192**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**09/05/2006**

EX-date :**31/05/2006**
Entitlement date :**02/06/2006**
Entitlement time :**05:00:00 PM**
Entitlement subject :**Final Dividend**
Entitlement description:
Final gross dividend of 16.67 sen per ordinary share less 28% Malaysian Income Tax
Period of interest payment : to
Financial Year End :**31/12/2005**
Share transfer book & register of members will be closed from (both dates inclusive) for the purpose of determining the entitlements : to
Registrar's name ,address, telephone no:
Symphony Share Registrars Sdn. Bhd.
Level 26, Menara Multi-Purpose
Capital Square
No. 8 Jalan Munshi Abdullah
50100 Kuala Lumpur
Malaysia
Tel No. 603-2721 2222
Payment date :**16/06/2006**
a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**02/06/2006**
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :
c) Securities bought on the Exchange on a cum entitlement basis according to the Rules of the Exchange.
Number of new shares/securities issued (units) (If applicable) :
Entitlement indicator :**RM**
Entitlement in RM (RM) :**0.1667**
Remarks
The payment of final dividend is subject to the approval of the shareholders of the Company at the Nineteenth Annual General Meeting scheduled to be held on 1 June 2006.

LISTING'S CIRCULAR NO. L/Q : 36549 OF 2006 **082-34780**

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **10/05/2006**

Subject : MAXIS - NOTICE OF BOOK CLOSURE

Contents :

Final gross dividend of 16.67 sen per ordinary share less 28% Malaysian income tax.

Kindly be advised of the following :

1) The above Company's securities will be traded and quoted ["Ex - Dividend"]
as from : [31 May 2006]

2) The last date of lodgement : [2 June 2006]

3) Date Payable : [16 June 2006]

APPENDIX D

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965
Reference No **MC-060508-41744**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**08/05/2006**

Information Compiled By Bursa Malaysia

Particulars of Director

Name	:	**Dato' Jamaludin bin Ibrahim**
Address	:	**No. 247, Jalan Bungor Rosa Sierramas, 47000 Sungai Buloh Selangor Darul Ehsan**
Descriptions(Class & nominal value)	:	**Options over ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis") pursuant to the Maxis Employee Share Option Scheme**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Others	**08/05/2006**	**248,000**	

Description of other type of transaction	:	**Acceptance on 8 May 2006 of an offer, pursuant to the Maxis Employee Share Option Scheme to grant 248,000 options ("the Grant") over ordinary shares at an option price of RM8.05 for each share. The consideration for the Grant is RM1.00.**
Circumstances by reason of which change has occurred	:	**Grant of 248,000 options over ordinary shares at an option price of RM8.05 for each share**
Nature of interest	:	
Consideration (if any)	:	**1.00**

Total no of securities after change:

Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Date of notice	:	**08/05/2006**
Remarks	:	

The above Grant is within the limits of the shareholders' approval which was obtained on 23 June 2005, wherein, shareholders of Maxis, approved the grant of options to Dato' Jamaludin Ibrahim to subscribe for up to a maximum of 1,000,000 ordinary shares in Maxis pursuant to the Maxis' Employee Share Option Scheme.

The consideration for the acceptance of the Grant is RM1.00. The nominal value of the shares is RM0.10 each.

APPENDIX E

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-060511-37501**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**11/05/2006**

Exemption File No. 082-34780

Particulars of substantial Securities Holder

Name	:	**Tun Haji Mohammed Hanif Bin Omar ("Tun Hanif")**
Address	:	**No. 74, Jalan USJ 12/3B, 47630 Subang Jaya, Selangor Darul Ehsan.**
NRIC/Passport No/Company No.	:	**390116-08-5111**
Nationality/Country of incorporation	:	**Malaysian**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Bumiputra-Commerce Nominees (Tempatan) Sdn Bhd
20th Floor, Menara Bumiputra,
Jalan Melaka,
50100 Kuala Lumpur
In respect of 100,000 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**08/05/2006**	**100,000**	**8.800**

Circumstances by reason of which change has occurred :

Change in particulars of Tun Hanif's direct beneficial equity interest in Maxis resulting from the disposal of 100,000 ordinary shares of RM0.10 each in Maxis as set out above herein representing 0.004% equity interest in Maxis.

There is no change to the number of shares over which the deemed interest is held.

Tun Hanif is deemed to have an interest in the shares of Maxis in which Harapan Nusantara Sdn. Bhd. ("HNSB") has an interest, by virtue of his interest in HNSB.

HNSB wholly-owns :-
(i) Angsana Kukuh Sdn. Bhd., Indomurni Sdn. Bhd. and Badai Maju Sdn. Bhd. which in turn have a deemed equity interest in Mujur Anggun Sdn. Bhd. ("MASB"). MASB in turn has a deemed interest in Cabaran Mujur Sdn. Bhd. ("CMSB");
(ii) Bagan Budiman Sdn. Bhd., the intermediate holding company of Anak Samudra Sdn. Bhd. ("ASSB") and Dumai Maju Sdn. Bhd. ("DMSB");
(iii) Nusantara Saga Sdn. Bhd., the immediate holding company of Nusantara Makmur Sdn. Bhd. ("NMSB");
(iv) Nusantara Tegas Sdn. Bhd., the immediate holding company of Usaha Kenanga Sdn. Bhd. ("UKSB") which in turn has a deemed interest in Citra Cekal Sdn. Bhd. ("CCSB"). CCSB in turn has a deemed interest in Tegas Sari Sdn. Bhd. ("TSSB").

MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB (collectively, HNSB Subsidiaries) collectively have 13.17% direct equity interest in the shares of Maxis.

HNSB Subsidiaries hold their respective interests in Maxis as trustees under discretionary trusts for Bumiputera objects.

However, Tun Hanif does not have any economic interest over these shares as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.

Tun Hanif is also deemed to have an interest over 2,000,000 shares in Maxis held through Dian Tiara Sdn. Bhd. ("DTSB") by virtue of his 99% direct equity interest in DTSB.

Therefore, Tun Hanif has an aggregate of 13.25% equity interest in Maxis.

Nature of interest	:	Direct
Direct (units)	:	100,000
Direct (%)	:	0.004
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	331,975,665
Date of notice	:	09/05/2006

Remarks

Notification was received by the Company on 11 May 2006.

There is no change to the number of shares over which the deemed interest is held following the above disposal.

The Registered holders of the remaining Maxis shares over which Tun Hanif has a deemed interest are set out below :

Bumiputra-Commerce Nominees (Tempatan) Sdn. Bhd.
20th Floor, Menara Bumiputra
Jalan Melaka
50100 Kuala Lumpur
In respect of 200,000 ordinary shares of RM0.10 each in Maxis

Dian Tiara Sdn. Bhd.
Suite 1608, Plaza Pengkalan
Jalan Tiong
3rd Mile, Jalan Ipoh
51100 Kuala Lumpur
In respect of 2,000,000 ordinary shares of RM0.10 each in Maxis

Anak Samudra Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 43,689,359 ordinary shares of RM0.10 each in Maxis

Usaha Kenanga Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 20,853,534 ordinary shares of RM0.10 each in Maxis

Dumai Maju Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 43,689,359 ordinary shares of RM0.10 each in Maxis

Tegas Sari Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 35,148,789 ordinary shares of RM0.10 each in Maxis

Mujur Anggun Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 50,214,543 ordinary shares of RM0.10 each in Maxis

Cabaran Mujur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 61,665,722 ordinary shares of RM0.10 each in Maxis

Nusantara Makmur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 74,514,359 ordinary shares of RM0.10 each in Maxis

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 05 day of **April , 2006**.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**144,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **51,000** shares	-	RM4.36	-
[c]	Amount paid on **4,000** shares	-	RM4.80	-
[c]	Amount paid on **60,000** shares	-	RM5.13	-
[c]	Amount paid on **1,000** shares	-	RM6.47	-
[c]	Amount paid on **3,000** shares	-	RM7.05	-
[c]	Amount paid on **25,000** shares	-	RM7.99	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **51,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **4,000** shares	-	RM4.70	-
[e]	Amount of premium paid or payable on **60,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **1,000** shares	-	RM6.37	-
[e]	Amount of premium paid or payable on **3,000** shares	-	RM6.95	-
[e]	Amount of premium paid or payable on **25,000** shares	-	RM7.89	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this **18** day of **April**, **2006**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,502,152,000** shares of RM0.10 each and the paid-up capital is **RM250,215,200**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**16,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**62,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**11,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	55,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	144,000

Dated this 18 day of **April , 2006**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **17** day of **April, 2006**.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**201,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **82,000** shares	-	RM4.36	-
[c]	Amount paid on **59,000** shares	-	RM5.13	-
[c]	Amount paid on **32,000** shares	-	RM7.05	-
[c]	Amount paid on **23,000** shares	-	RM7.99	-
[c]	Amount paid on **5,000** shares	-	RM8.13	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **82,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **59,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **32,000** shares	-	RM6.95	-
[e]	Amount of premium paid or payable on **23,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **5,000** shares	-	RM8.03	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 27 day of **April**, **2006**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,502,353,000** shares of RM0.10 each and the paid-up capital is **RM250,235,300**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives — **54,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native — **78,000**

(c) the number of shares allotted to non-citizens — **-**

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives — **28,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	41,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	201,000

Dated this 27 day of **April, 2006**

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18 Menara Maxis Kuala Lumpur City Centre Off Jalan Ampang 50088 Kuala Lumpur
Tel	:	03-2330 7000

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 20 day of **April , 2006.**

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**145,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **46,000** shares	-	RM4.36	-
[c]	Amount paid on **76,000** shares	-	RM5.13	-
[c]	Amount paid on **5,000** shares	-	RM6.47	
[c]	Amount paid on **5,000** shares	-	RM7.05	-
[c]	Amount paid on **13,000** shares	-	RM7.99	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **46,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **76,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **5,000** shares	-	RM6.37	-
[e]	Amount of premium paid or payable on **5,000** shares	-	RM6.95	-
[e]	Amount of premium paid or payable on **13,000** shares	-	RM7.89	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 27 day of **April**, **2006**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,502,498,000** shares of RM0.10 each and the paid-up capital is **RM250,249,800**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**35,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**78,000**
	(c)	the number of shares allotted to non-citizens	**5,000**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	27,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	145,000

Dated this 27 day of **April , 2006**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **28** day of **April** , **2006**.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**239,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **72,000** shares	-	RM4.36	-
[c]	Amount paid on **3,000** shares	-	RM4.80	-
[c]	Amount paid on **93,000** shares	-	RM5.13	-
[c]	Amount paid on **6,000** shares	-	RM6.47	-
[c]	Amount paid on **10,000** shares	-	RM7.05	-
[c]	Amount paid on **9,000** shares	-	RM7.74	-
[c]	Amount paid on **46,000** shares	-	RM7.99	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **72,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **3,000** shares	-	RM4.70	-
[e]	Amount of premium paid or payable on **93,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **6,000** shares	-	RM6.37	-
[e]	Amount of premium paid or payable on **10,000** shares	-	RM6.95	-
[e]	Amount of premium paid or payable on **9,000** shares	-	RM7.64	-
[e]	Amount of premium paid or payable on **46,000** shares	-	RM7.89	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 08 day of May , 2006

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,502,737,000** shares of RM0.10 each and the paid-up capital is **RM250,273,700**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**42,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**84,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**42,000**

Company No.

153400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	71,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	239,000

Dated this 08 day of May , 2006

DATO' JAMALUDIN IBRAHIM

Director

DIPAK KAUR D/O SANGAT SINGH

Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **02** day of May , **2006.**

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**84,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **20,000** shares	-	RM4.36	-
[c]	Amount paid on **3,000** shares	-	RM4.80	-
[c]	Amount paid on **35,000** shares	-	RM5.13	-
[c]	Amount paid on **2,000** shares	-	RM7.74	-
[c]	Amount paid on **18,000** shares	-	RM7.99	-
[c]	Amount paid on **6,000** shares	-	RM8.13	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **20,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **3,000** shares	-	RM4.70	-
[e]	Amount of premium paid or payable on **35,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **2,000** shares	-	RM7.64	-
[e]	Amount of premium paid or payable on **18,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **6,000** shares	-	RM8.03	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 15 day of May , 2006

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,502,821,000** shares of RM0.10 each and the paid-up capital is **RM250,282,100**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]

(a)	the number of shares allotted to citizens who are Malays and Natives	**5,000**
(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**63,000**
(c)	the number of shares allotted to non-citizens	-
(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	16,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	84,000

Dated this 15 day of May , 2006

....
DATO' JAMALUDIN IBRAHIM

Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000